Quartz Mountain Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JANUARY 31, 2018

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

1.1	Date	3
1.2	Overview	4
1.3	Selected Annual Information	4
1.4	Summary of Quarterly Results	5
1.5	Results of Operations and Financial Condition	5
1.6	Liquidity	5
1.7	Capital Resources	6
1.8	Off-Balance Sheet Arrangements	6
1.9	Transactions with Related Parties	6
1.10	Fourth Quarter	7
1.11	Proposed Transactions	7
1.12	Critical Accounting Estimates	8
1.13	Changes in Accounting Policies including Initial Adoption	8
1.14	Financial Instruments and Other Instruments	8
1.15	Other MD&A Requirements	8
1.16	Risk Factors	10

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the three months and six months ended January 31, 2018 and audited consolidated financial statements of Quartz Mountain Resources Ltd. for the year ended July 31, 2017, and related MD&A as publicly filed on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company’s fiscal reporting period.

This MD&A is prepared as of March 5, 2018.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2	Overview

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain most recently focused on acquiring and exploring mineral prospects in British Columbia. The Company is investigating new opportunities.

In December 2017, the Company completed a private placement for gross proceeds of $458,863.

In January 2018, the Company completed a 10-for-1 stock consolidation.

On December 15, 2017 Ronald Thiessen resigned as President, CEO and Director, Robert Dickinson was appointed Quartz Mountain’s Executive Chairman and CEO, and Rene Carrier and Leonie Tomlinson ICD.D, were appointed Directors of the Company.

1.2.1	Agreements

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agrees to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. The TSX Venture Exchange approved the transaction with HDSI. A cash payment of $180,207 was made to HDSI and the issuance of the shares has been deferred and will occur at a mutually agreed date.

1.2.2	Properties

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. Alamos Gold Inc. holds the Angel’s Camp property.

1.2.3 Financing

On December 27, 2017, the Company completed a private placement and issued 4,171,482 units at a price of $0.1099 for gross proceeds of $458,863. Each unit is comprised of one common share.

1.3	Selected Annual Information

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jan-31 2018	Oct-31 2017	Jul-31 2017	April-30 2017	Jan-31 2017	Oct-31 2016	Jul-31 2016	Apr-30 2016
(Income) Loss for the period	$56	$99	$35	$57	$40	$68	$35	$(356)
Basic and diluted loss per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.01)

The trend in quarterly net loss presented herein are in line with the discussions included in 1.3 Selected Annual Information above.

1.5	Results of Operations and Financial Condition

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1 Loss for the quarter ended January 31, 2018 vs. 2017

Net loss for the fiscal quarter ended January 31, 2018 was $56,000 compared to a net loss of $40,000 for the fiscal quarter ended January 31, 2017.

During the current fiscal year, administrative salaries and benefits decreased in line with the decrease in the exploration activities as the Company continued its focus on conserving cash resources. A breakdown of general and administrative expenses incurred during the quarters ended January 31, 2018 and 2017 is provided in the financial statements for the quarter ended January 31, 2018.

1.6	Liquidity

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is assessing mineral properties with a goal to acquire and explore mineral property interests. The Company’s continuing operations entirely depends upon the ability of the Company to obtain the necessary financing to complete any exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to explore or mine, the future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At January 31, 2018, the Company had cash and cash equivalents of approximately $133,000 and a working capital deficit of $2.8 million. Substantially all of the short-term liabilities of $2.9 million at January 31, 2018 were payable to Hunter Dickinson Services Inc. (“HDSI”); however, a debt settlement agreement has been reached between the Company and HDSI whereby the latter has agreed to receive the Company’s common shares to extinguish substantially all of the aforesaid debt (see 1.2 Overview).

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company believes that its liquid assets at January 31, 2018 are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

1.7	Capital Resources

The Company had no material commitments for capital expenditures as at January 31, 2018.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At January 31, 2018, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of exploration activities on its projects, Shareholders’ equity has come to be in a deficit position.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying unaudited condensed interim consolidated financial statements for the quarters ended January 31, 2018 and 2017. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Robert Dickinson	Executive Chairman, CEO and Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to an agreement dated July 2, 2010, HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The required disclosure for the transactions and balances with HDSI is provided in note 7(b) of the unaudited condensed interim consolidated financial statements for the period ended January 31, 2018 and 2017. These are also available at www.sedar.com.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.12	Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying unaudited condensed interim consolidated financial statements as at and for the quarter ended January 31, 2018, which is publicly available on SEDAR at www.sedar.com.

1.14	Financial Instruments and Risk Management

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

1.15	Other MD&A Requirements

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares issued and outstanding at January 31, 2018	3,347,137

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common shares as a debt settlement arrangement.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

See note 5 of the accompanying unaudited condensed interim consolidated financial statements for the quarters ended January 31, 2018 and 2017.

1.15.3	Internal Controls over Financial Reporting Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting as of January 31, 2018.

1.15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods; and required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16	Risk Factors

Please refer to “Risk Factors” discussed in the Company’s MD&A for the year ended July 31, 2017 filed under the Company’s profile on SEDAR at www.sedar.com.